

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 3, 2009

By facsimile to (212) 530-5219 and U.S. Mail

Mr. Klaus Heinemann
Chief Executive Officer
AerCap Holdings N.V.
AerCap House
Stationsplein 965
1117 CE Schiphol Airport
Amsterdam, The Netherlands

Mr. John McMahon
Chairman, Chief Executive Officer, and President
Genesis Lease Limited
4450 Atlantic Avenue
Westpark
Shannon, County Clare, Ireland

Re: AerCap Holdings N.V.
        Pre-effective Amendment 1 to Registration Statement on Form F-4
        Filed November 18, 2009
        File No. 333-162365
        Annual Report on Form 20-F for the fiscal year ended December 31, 2008
        Filed April 1, 2009
        File No. 1-33159
        Genesis Lease Limited
        Annual Report on Form 20-F for the fiscal year ended December 31, 2008
        Filed March 6, 2009
        File No. 1-33200

Dear Messrs. Heinemann and McMahon:

        We reviewed the filings and have the comments below.

<u>F-4/A1</u>

<u>General</u>

1.   We note your response to comment one in our letter dated November 4, 2009, and have
reviewed the Citi subscription agreement and the Morgan Stanley engagement letter that
you have provided to us supplementally. Please file both of these agreements as exhibits
to the registration statement.

2.   We note your response to prior comments 4 and 8. Please help us further understand how
you determined that the acquisition of these aircraft did not constitute business
acquisitions. Please provide us additional information regarding the aircraft purchased
from TUI Travel, including the number of aircraft that were acquired with existing leases
and the remaining terms of these leases. Please help us understand the level of
continuance of the preexisting leases when the aircraft were acquired from TUI Travel.
Please also tell us the nature of any pre-existing servicing, management, or financing
arrangements related to these aircraft and whether they were continued subsequent to
acquisition. Please also address whether there was any impact to the original leases
entered into as a result of your acquisition of the aircraft. Please provide us the above
information regarding the aircraft acquisition agreement with GE Capital Aviation
Services or GECAS as well. Furthermore, provide a comprehensive analysis of how you
determined that you will not acquire an integrated set of activities as contemplated by
SFAS 141(R).

<u>Summary, page 1</u>

3.   You disclose total shareholders' equity and assets as of June 30, 2009 for each entity.
Please update to disclose the amounts as of September 30, 2009.

<u>Unaudited Pro Forma Combined Financial Statements, page 17</u>

4.   We note your response to prior comment 8. Your disclosures beginning on page 23
indicate that you expect to take delivery of the 11 remaining aircraft from GECAS in the
first quarter of 2010. Please disclose the expected purchase price of these 11 aircraft.
Notwithstanding the fact that you do not believe the purchase of the aircraft from
GECAS is a business combination nor do you consider it as part of the business
combination between you and Genesis, please tell us what consideration you gave to
reflecting these purchases in your pro forma balance sheet in accordance with Rule 11-
01(a)(8) of Regulation S-X. We also note your additional disclosures regarding the
potential compensation that must be paid to GECAS if you replace it as the servicer of

the Genesis aircraft or the additional compensation that may need to be paid for the servicing agreement if you do not acquire all of the aircraft. Accordingly, please disclose an estimate of the additional amount of compensation.

5.   We note your response to prior comment 10. It does not appear that you provided additional disclosures to clarify when you expect to receive updated appraisals as well as to address the magnitude of any potential adjustments. Please revise or advise as necessary.

6.   We note your response to prior comment 11. Please disclose why the adjustment for estimated acquisition-related restructuring charges of approximately $16 million has not been reflected in accumulated retained earnings in the pro forma balance sheet.

Note 4. Estimate of Consideration Paid, page 26

7.   We note your response to prior comment 15. The estimated amounts of consideration paid, assets to be acquired, and liabilities to be assumed provided on page 27 assume that all Genesis shares will be exchanged for your shares. We note the impact that each 1% of dissenting shareholders will have on the cash to be paid to dissenting shareholders. However, it remains unclear how cash payments to the dissenting shareholders will impact the estimate of consideration expected to be transferred as well as the resulting estimate of assets to be acquired and liabilities to be assumed that you have provided on page 27. Please expand your disclosures as necessary.

Note 7. Pro Forma and Accounting Harmonization Adjustments, page 28

8.   We note your response to prior comments 18 and 71. Please expand your disclosures to discuss the factors that led to the significant reduction in Genesis' net book value of flight equipment held for operating lease for purposes of determining the fair value under SFAS 157 as well as why these same factors would not have resulted in an impairment in Genesis' historical financial statements under SFAS 144. In this regard, we assume that a portion of the significant reduction in Genesis' net book value of flight relates to the fact that under Genesis' historic accounting policy maintenance costs are capitalized as part of the aircraft's carrying value. Please advise.

9.   We note your response to prior comment 19. We continue to believe that you should further clarify the differences in maintenance accounting policies. In this regard, please address the following:

- Disclosures provided in the Form 20-F of each entity indicate that in both cases the lessees are responsible for maintenance and repairs. It appears that for each entity the lessee makes payments to the lessor for maintenance. With reference to each entity's lease agreements, please clearly disclose how these payments are accounted for upon receipt by both you and Genesis. Please address the refund terms of each entity's lease agreements. In this regard, please clarify Genesis' statement that it recognizes additional rents as lease revenue as it is earned. It is not clear whether for Genesis these payments are recorded as revenue upon receipt as they are considered to be earned.

- Please clarify if the current leases arrangements with Genesis' lessees will require any modifications in order to harmonize your maintenance accounting policies.

- In a similar manner to your discussion of your recorded maintenance liability, please discuss the nature of the accrued maintenance liability recorded by Genesis in its historical financial statements. It should be clear whether this liability represents amounts collected by lessees for maintenance and whether the amount recorded in its historical financial statements may need to be reimbursed to lessees in a similar manner to your maintenance liability account.

- Please disclose why Genesis' accrued maintenance liability amount is much higher and the related supplemental rent revenue is significantly lower under your policy as indicated by pro forma adjustments (g) and (n).

- Please expand your disclosures to discuss the significant estimates and assumptions used in the maintenance forecasting model to determine that $73.2 million is expected to be paid to Genesis' existing lessees during the current contracted leases. Please clarify how your in-house maintenance forecast model was an appropriate model to apply to Genesis' existing aircraft under lease. It is not clear whether you used Genesis' historical experience in relation to its respective aircraft and lessees.

10.   We note your response to prior comment 20. It is unclear how your use of the income approach as summarized in paragraph 18(b) of SFAS 157 as well as the margin of 350 basis points above LIBOR resulted in a fair value of 84% of the face value. Please further expand your disclosures to clarify. Please also further clarify how the margin of 350 basis points above LIBOR includes your consideration of nonperformance risk.

Pro Forma Financial Analysis, page 60

11.   Using Citi's analysis, please revise your disclosure to quantify:

-   The pro forma financial effects on the combined company's calendar years 2009, 2012, 2011 estimated earnings per share or EPS.

-   The accretion relative to Genesis' calendar years 2009, 2010, and 2011 estimated EPS on a standalone basis.

        The dilution relative to AerCap's calendar years 2009, 2012, and 2011 estimated EPS on a standalone basis.

Opinion of Morgan Stanley & Co. Incorporated, AerCap's Financial Advisor, page 64

12.   We note the disclosure in the first paragraph on page 66 that AerCap management provided Morgan Stanley "with its view of (i) Genesis projections assuming no equipment purchases, or the "no growth case projections," and (ii) Genesis projections assuming certain equipment purchases, or the "growth case projections," in each case from 2009 to 2013." We note also the disclosures in the seventh and tenth paragraphs on page 45. Please add to the proxy statement/prospectus all financial forecasts and projections of Genesis provided to AerCap or its advisors.

The Amalgamation Agreement, page 82

13.   We note your response to comment 33 in our letter dated November 4, 2009 and the revisions you have made to the prospectus. Notwithstanding these revisions, the following statement in the second italicized introductory paragraph continues to attempt to limit the ability of investors to rely on information in the Amalgamation Agreement: "In particular, the Amalgamation Agreement and related summary are not intended to be, and should not be, relied upon as disclosures regarding any facts and circumstances relating to AerCap or Genesis." Please delete this statement.

Tax Considerations, page 106

14.   Please eliminate the assumption on page 107 that the amalgamation will qualify as reorganization within the meaning of Section 368(a) of the Code. This is a material tax consequence to which counsel should be opining and should not be assumed by counsel for purposes of the tax discussion.

15.   Please refer to comment 35 in our letter dated November 4, 2009. As noted previously, if counsel elects to file a short form tax opinion, the opinion and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes counsel's opinion. The statement in the proxy statement/prospectus and the opinion that the discussion in the proxy statement/prospectus is "an accurate general discussion of the matters set forth herein as of the date of the opinion" is unacceptable. Please revise the proxy statement and the opinion to state clearly that the discussion in the proxy statement/prospectus constitutes counsel's opinion**.**

Consequences to U.S. Holders of Holding AerCap Common Shares, page 108
Cash Dividends and Other Distributions, page 108

16.   We note the statement on page 109 that "[i]f the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income." Please disclose why counsel cannot provide a "will not" opinion for this tax consequence, describing the degree of uncertainty that prevents the provision of such an opinion, and provide risk factor disclosure setting forth the risk to investors engendered by this uncertainty.

Exhibit 5.1

17.   Besides opining that the securities will be validly issued and non-assessable, counsel must opine whether the securities will be fully paid. Please have counsel revise its opinion accordingly.

18.   Disclaimers that in any way state or imply that investors are not entitled to rely on the opinion or other limitations or conditions on whom may rely on the opinion are unacceptable. Thus the following statements in counsel's opinion are inappropriate:

- Page 1: "This opinion letter is addressed to you. It may be relied upon only in connection with the Registration Statement."

- Page 2: "We hereby consent to the disclosure and filing of this opinion…for information purposes only . . . ."

- Page 3: "This opinion letter may only be relied upon by you and on the condition that you accept that it and the legal relationship between yourselves and NautaDutilh N.V. is governed by Dutch law and our general conditions and that any issues of interpretation or liability arising out of or in connection with this opinion letter are submitted to the exclusive jurisdiction of the competent courts at Amsterdam, the Netherlands."

- Page 3: "In this opinion letter, legal concepts are expressed in English terms. The Dutch legal concepts concerned may not be identical in meaning to the concepts described by the English terms as they exist under the law of other jurisdictions. In the event of a conflict or inconsistency, the relevant expression shall be deemed to refer only to the Netherlands legal concepts described by the English terms."

Please have counsel revise its opinion accordingly.

Exhibit 8.1

19.   Please have counsel revise its opinion to delete the assumptions in numbered paragraphs six and seven.

20.   If counsel continues to provide a short-form opinion, please have counsel revise its opinion to provide that the tax discussion in the proxy statement/prospectus constitutes counsel's opinion. The current disclosure to the effect that the tax discussion in the proxy statement/prospectus is "an accurate general discussion" is unacceptable.

21.   Please have counsel revise its opinion to delete the reliance limitation in the second sentence of the penultimate paragraph. Investors are entitled to rely on the opinion.

22.   Please have counsel revise its opinion to specifically consent to the tax discussion in the proxy statement/prospectus.

AerCap's 20-F

General

23.   We note your responses to prior comments 50, 54, 57, and 66. Please show us in your supplemental response what the revisions will look like in future filings.

Consolidated Statements of Cash Flows, page F-5

24.   We note your response to prior comment 56. Please help us understand how you
        determined that it was appropriate to classify changes in the accrued maintenance
        liability and lessee deposits within cash flows provided by operating activities. In this
        regard, we note that you generally have an obligation to reimburse the lessee upon receipt
        of evidence of qualifying maintenance work. It appears to us, therefore, that maintenance
        payments are more akin to the financing activities identified in paragraph 18 of SFAS 95
        rather than operating activities. We further note that only the maintenance payments not
        remitted to the lessee in the form of reimbursement during the term of the relevant lease
        will be recognized in the determination of net income when the company can reasonably
        estimate the amount by which such payments exceed the costs to be incurred by the
        lessee in performing scheduled payments. Paragraph 24 of SFAS 95 states that when
        cash flows have aspects of more than one class of cash flow, the appropriate
        classification shall depend on the activity that is likely to be the predominant source of
        the cash flows for the item. Since we assume that most of the maintenance payments will
        be remitted to the lessees, it would appear appropriate to reflect maintenance payments as
        financing activities.

Note 2. Summary of Significant Accounting Policies

Restricted Cash, page F-11

25.   We note your response to prior comment 57. Please provide us the components of
        restricted cash as of December 31, 2008 and September 30, 2009. For each component,
        you should state the purposes for which the amounts are restricted and the corresponding
        amount. Please help us understand why not all of the cash held by restricted cash entities
        would be reflected in restricted cash on your balance sheet. Please tell us the amount of
        cash held by restricted cash entities which is not reflected in restricted cash. Given that
        you state AeroTurbine's free cash can only be utilized under certain conditions, please
        help us further understand why you would not consider this cash to be restricted. Refer
        to Rule 5-02.1 of Regulation S-X.

Inventory, page F-14

26.   We note your response to prior comment 60. Please provide clarifying disclosures for
        readers to better understand the methodology that you are using to allocate the cost of an
        acquired engine or aircraft to its individual parts. Specifically, what do you mean by
        "cost of the dismantled engine or aircraft"? Is this the cost of the acquired engine or
        aircraft or the estimated cost had you individually purchased the component parts? In

this regard, it is unclear to us to what you are applying the determined ratio. Furthermore, you indicate that you are using a ratio based on the cost of the dismantled engine or aircraft to the estimated market value at the time of acquiring this inventory. Please clarify whether this ratio is then applied to the sales price of the individual part to determine its cost.

Accrued Maintenance Liability, page F-15

27.   We note your response to prior comment 63. Please address the following:

- In many of your operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines, and other major life-limited components during the lease. The lessee pays supplemental maintenance rents which are reimbursed by you upon completion of maintenance events during the lease term. Please help us better understand how you have fulfilled your obligation to reimburse supplemental maintenance rent prior to the termination of the lease agreement. In this regard, it appears that a lessee may complete qualified maintenance events on the aircraft and request reimbursement by you just prior to lease termination. Please address for us whether you have recognized any supplemental maintenance rents as revenue prior to lease termination and for which you were subsequently obligated to reimburse the lessee for their completion of a maintenance event. If so, please quantify those amounts for the year ended December 31, 2008 and the nine months ended September 30, 2009. Please also further advise how you determined that you have earned revenue related to the supplemental maintenance rent prior to the termination of the lease agreement such that recognition prior to lease termination is appropriate. Refer to SAB Topic 13.A.1.

- Given that EITF 08-3 deals with the accounting for lessees for maintenance deposits, please further advise why you analogized the guidance provided in this EITF to your accounting as the lessor.

- Please tell us what consideration you have to paragraph 17 of SFAS 5 in your accounting for this supplemental maintenance rent.

28.   We note your response to prior comment 64. Please tell us supplementally and expand your disclosures to identify the terms of the lease such that you can directly manage the occurrence, timing, and associated cost of qualifying maintenance. Specifically clarify why the lessee will not be able to claim the supplemental maintenance rent.

GENESIS' 20-F

Combined and Consolidated Statements of Cash Flows, page F-6

29.   We note your response to prior comment 72. Please help us understand how you determined that it was appropriate to classify changes in lessee cash security deposits under cash flows provided by operating activities in accordance with SFAS 95. In this regard, please clarify whether the predominant nature of the cash flows related to these deposits relates to the receipt of cash from lessees that is subsequently returned to the lessees or is retained by the company to mitigate against losses arising from lessee defaults. Please quantify.

30.   We note your response to prior comment 73.   Please further clarify your accounting for maintenance reserves or supplemental rent received from lessees. Specifically, it is not clear when you record revenue related to these amounts and your basis for this. In this regard, we note the following:

- The disclosures in adjustment (g) on page 29 of the pro forma financial statements in the F-4/A1 indicate that you have recorded an accrued maintenance liability of $39.1 million as of September 30, 2009 on your historical financial statements. Please tell us the nature of this account. Please reconcile this disclosure to your disclosure on page 33 of the F-4/A1 which indicates that no liability has been recorded related to maintenance. If you have recorded an accrued maintenance liability, please clarify if and when you record revenue related to these amounts.

- Your response indicates that you only receive non-refundable supplemental rent for maintenance over time based on usage which is recorded as revenue upon receipt. Please confirm.

Closing

        As appropriate, please amend the registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

You may direct questions about comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: CT Corporation System
       Agent for Service, AerCap Holdings N.V.
       111 8th Avenue, 13th Floor
       New York, NY 10011

       Robert S. Reder, Esq.
       Drew S. Fine, Esq.
       Milbank, Tweed, Hadley & McCloy LLP
       1 Chase Manhattan Plaza
       New York, NY 10005

       Raymond O. Gietz, Esq.
       Boris Dolgonos, Esq.
       Weil, Gotshal & Manges LLP
       767 5th Avenue
       New York, NY 10153